UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Casablanca Mining Ltd.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
14712T106
(CUSIP Number)
Michael D. Rosenthal
SNR Denton US LLP
233 S. Wacker Dr., Suite 7800
Chicago, Illinois 60606
(312) 876-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14712T106

1	NAMES OF REPORTING PERSONS William Farley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		5,286,800*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,286,800*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,286,800*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.32%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Comprised of (i) 3,286,800 shares of Common Stock owned by Global Investment I, LLC, of which Mr. Farley is the member, (ii) 1,111,111 shares of Common Stock owned by LV Ventures, Inc., of which Mr. Farley is the sole stockholder and director, (iii) 444,444 shares of Common Stock to be acquired by LV Ventures, Inc. (subject to certain customary conditions) on November 15, 2011 that certain Stock Purchase Agreement dated as of October 14, 2011 as described herein and (iv) 444,445 shares of Common Stock to be acquired by LV Ventures, Inc. (subject to certain customary conditions) on December 15, 2011 that certain Stock Purchase Agreement dated as of October 14, 2011 as described herein.

CUSIP No.	14712T106

1	NAMES OF REPORTING PERSONS LV Ventures, Inc..

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,000,000*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,000*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.53%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Comprised of (i) 1,111,111 shares of Common Stock owned by LV Ventures, Inc., of which Mr. Farley is the sole stockholder and director, (ii) 444,444 shares of Common Stock to be acquired (subject to certain customary conditions) on November 15, 2011 that certain Stock Purchase Agreement dated as of October 14, 2011 as described herein and (iii) 444,445 shares of Common Stock to be acquired (subject to certain customary conditions) on December 15, 2011 that cer tain Stock Purchase Agreement dated as of October 14, 2011 as described herein.

CUSIP No.	14712T106

1	NAMES OF REPORTING PERSONS Global Investments I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Maine

	7	SOLE VOTING POWER

NUMBER OF		3,286,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,286,800

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,286,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	14712T106
ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $.0001 par value per share (the “Common Stock” or the “Shares”), of Casablanca Mining, Ltd., a Nevada corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 9880 N. Magnolia Ave. #176, Santee, CA 92071.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed on behalf of William Farley, LV Ventures, Inc and Global Investments I, LLC who are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.
In accordance with General Instruction C to Schedule 13D, set forth on Schedule I annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each natural person that is an executive officer or director of the LV Ventures, Inc. and each natural person that is a manager of Global Investments I, LLC as of the date hereof.
Because William Farley is the sole stockholder and member of the Board of Directors of LV Ventures, Inc. and the sole member of Global Investments I, LLC, Mr. Farley may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owners of all shares of Common Stock held by LV Ventures, Inc. and Global Investments I, LLC. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any Reporting Person that such a group exists.
(b) - (c) Mr. Farley’s is principally engaged as a private investor and each of LV Ventures, Inc. and Global Investments I, LLC are investment vehicles owned by Mr. Farley. The business address for each of the Reporting Persons is 233 S. Wacker Dr., Suite 2150, Chicago, Illinois 60606
The information on Schedule I hereto is incorporated herein by reference.
(d) and (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any individual listed on Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.
(f) The information regarding citizenship on Schedule I hereto is incorporated herein by reference.

CUSIP No.	14712T106
Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures on this Schedule 13D, each of the Reporting Persons agrees that this Schedule 13D is filed on behalf of such Reporting Person.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On September 13, 2011, Global Investments I, LLC acquired 1,583,333 shares of Common Stock from an Affiliate of the Issuer in conversion of a $250,000 note (including principal and $2,000 of interest) issued by such affiliate of the Issuer in June of 2011 on account of a loan made by Global Investments I, LLC using personal funds of Mr. Farley. Prior to that Global Investments I, LLC owned 1,703,467 shares of Common Stock, acquired in private negotiated cash transactions from Affiliates of the Issuer.
On September 13, 2011, LV Ventures purchased 666,667 shares of Common Stock in a privately negotiated transaction from an affiliate of the Issuer for an aggregate price of $400,000, using cash from its working capital. On October 14, 2011, LV Ventures, Inc. purchased 444,444 shares of Common Stock from the Issuer for cash from the working capital of LV Ventures, Inc. for a purchase price of $1.20 per share pursuant to the terms of that certain Stock Purchase Agreement, dated as of October 14, 2011 by and between Issuer and LV Ventures, Inc. (the “Stock Purchase Agreement”). Pursuant to the Purchase Agreement LV Ventures has further agreed to purchase, and the Issuer has agreed to purchase an additional 444,444 shares of Common Stock on November 15, 2011 and an additional 444,445 share of Common Stock on December 15, 2011 for a cash purchase price of $1.20 per share. The purchase and sale of Common Stock on those dates is subject to customary closing conditions, and LV Ventures, Inc. anticipates paying the purchase price in cash from working capital.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons acquired beneficial ownership of the shares of Common Stock disclosed herein as part of its investment activities.
On October 14, 2011, LV Ventures, Inc. entered into the Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Issuer. Pursuant to the Stock Purchase Agreement, LV Ventures acquired from the Seller 444,444 shares of Common Stock for $1.20 per share and agreed to purchase an additional 444,444 shares of Common Stock on November 15, 2011 and 444,445 of Common Stock on December 15, 2011 on the same terms and conditions, and subject to customary closing conditions. As a condition to the initial closing under the Stock Purchase Agreement, Mr. Farley was appointed as a director of the Issuer, and the Issuer agreed to nominate a designee of LV Ventures, Inc. for the Board of Directors of the Issuer so long as LV Ventures, Inc. and its affiliates beneficially own at least 5% of the outstanding stock of the Issuer. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to that document, a copy of which is Exhibit 1 to this Schedule 13D and is incorporated by reference herein. As a condition to the initial closing pursuant to the Stock Purchase Agreement, LV Ventures, Inc. entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which LV Ventures, Inc. was granted two demand, short form and piggyback registration rights. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to that document, a copy of which is Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

CUSIP No.	14712T106
Each Reporting Person intend to review and evaluate the investment in the Common Stock of the Issuer beneficially by such Reporting Person on an ongoing basis and, as a part of such review and evaluation, may communicate with the Issuer’s management, directors and other shareholders. Depending on various factors, including but not limited to, the evaluation of the business and prospects of the Issuer, the price of the Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as each such Reporting Person deems relevant, each Reporting Person may at any time or from time to time, and subject to any applicable regulatory requirements, acquire additional shares of Common Stock or other securities convertible into or exercisable or exchangeable for shares of Common Stock or other derivative securities relating to the Common Stock from time to time on the open market, in privately-negotiated transactions, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for shares of Common Stock.
Each Reporting Person also may, at any time, subject to compliance with any applicable regulatory requirements, dispose of some or all of the Common Stock, or such other securities of the Issuer such person beneficially owns or may subsequently acquire depending on various factors, including but not limited to, their evaluation of the business and prospects of the Issuer, the price of the Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.
The Reporting Persons, together with their representatives, may, at any time and from time to time, to engage in a proactive dialogue with members of the Board of Directors and management of the Issuer, as well as with other stockholders and other interested parties, regarding the undervaluation and strategic configuration of the Issuer, potential strategic alternatives available to the Issuer to increase stockholder value and other matters relating to an investment in the Common Stock of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Each of the Reporting Persons also intends to participate in and influence the affairs of the Issuer through the exercise of voting rights with respect to the shares of Common Stock beneficially owned.
Except as indicated herein, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any individuals listed on Schedule I, have any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Person may, at any time and from time to time, review or reconsider his or its position and/or change his or its purpose and/or formulate plans or proposals with respect thereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) - (b) Based on 55,370,285 shares of Common Stock outstanding as of August 19, 2011, as reported by the Issuer in its Form 10-Q filed with the SEC on August 22, 2011 plus the shares issued and to be issued pursuant to the Stock Purchase Agreement, the shares of Common Stock owned by the Mr. Farley represent approximately 9.32% of the outstanding Common Stock, of which approximately 5.80% of the outstanding shares of Common Stock are owned by Global Investments I, LLC and 3.53% of the

CUSIP No.	14712T106
outstanding shares of Common Stock are owned by LV Ventures, Inc.. Global Investments I, LLC and LV Ventures, Inc. each have the sole power to direct the vote and disposition of the Shares owned by them on the date of this Statement. However, by virtue of being the sole member of Global Investment I, LLC and sole stockholder and director of LV Ventures, Inc., Mr. Farley may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the Shares owned by the other Reporting Persons and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of the other Reporting Persons with respect to such Shares.
Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of options or other rights. Shares of Common Stock not currently outstanding which are subject to options, warrants or other rights that are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.
Except for the shares of Common Stock owned by the Reporting Persons and as reported in Item 6, as of the date hereof, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.
(c) Except as described in Item 4 hereof, which is incorporated herein by reference, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, has engaged in any transaction during the past 60 days in any shares of Common Stock.
(d) Except as disclosed in this Schedule 13D, no person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
(e) Not applicable.

CUSIP No.	14712T106
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS RESPECT TO SECURITIES OF THE ISSUER
On December 20, 2010, Global Investments II, LLC entered into a Consulting Agreement (the “Consulting Agreement”) with the Issuer pursuant to which Global Investments II, LLC agreed to provide certain consulting services to the Issuer during a three year terms. Global Investments II, LLC is a Maine limited liability company in which Mr. Farley is the sole member (and has the same managers as Global Investments I, LLC). As consideration for provision of the Consulting Services, the Issuer issued to Global Investments II, LLC a warrant (the “Warrant”) to purchase 7,000,000 shares of Common Stock for $.02 per share, subject to the following conditions to exercise (none of which, to the knowledge of the Reporting Persons, have been currently achieved):
a) 250,000 shares vest upon the beginning of exploration of the company’s Casuto Wash properties;
b) 250,000 shares vest upon the completion of exploration of the company’s Casuto Wash properties;
c) 250,000 shares vest upon the results of exploration of the company’s Casuto Wash properties;
d) 1,750,000 shares vest upon execution of a Joint Venture Agreement between the company and Freeport-McMoran Copper & Gold, Inc. or any of its associated companies for the mining of gold on the company’s properties;
e) 1,500,000 shares vest upon the first capital financing or funding either directly or indirectly introduced to the company through the efforts of the Holder or with the Holder’s assistance;
f) 1,500,000 shares vest upon the second capital financing or funding either directly or indirectly introduced to the company through the efforts of the Holder or with the Holder’s assistance; and
g) 1,500,000 shares vest upon the third capital financing or funding either directly or indirectly introduced to the company through the efforts of the Holder or with the Holder’s assistance.
The exercisability of the warrant is to accelerate upon the earlier of (x) the date upon Issuer sells equity securities (including convertible notes, warrants and other securities which are convertible into or exchangeable for equity securities of the Company) which causes the aggregate amount of gross cash proceeds for sales of securities of such type after December 20, 2010 to equal or exceed $40,000,000 and (y) immediately prior to the consummation of a Change of Control Transaction (as defined therein).
The foregoing summary of the Consulting Agreement and the Warrant are qualified in its entirety by reference to those documents, copies of which are filed as Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D and are incorporated by reference herein.
Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing summary is qualified in its entirety by reference to the full text of Exhibit 1 to this Schedule 13D, which exhibit is incorporated herein by reference.

CUSIP No.	14712T106
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See Exhibit Index (appearing following Schedule 1 hereto) which is incorporated herein by reference.

CUSIP No.	14712T106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.
Date: October 24, 2011

LV VENTURES, INC.
By:	/s/ WILLIAM FARLEY
	Name:	William Farley
	Title:	Chief Executive Officer

GLOBAL INVESTMENTS I, LLC
By:	/s/ WILLIAM FARLEY
	Name:	William Farley
	Title:	Sole Member

/s/ WILLIAM FARLEY
Name:	William Farley

CUSIP No.	14712T106
SCHEDULE I

Position and Principal
Name and Business Address	Citizenship	Occupation
William Farley 233 S. Wacker Dr., Suite 2150, Chicago, Illinois 60606	United States	Chief Executive Officer and Director of LV Ventures, Inc. Private Investor
Marty Pajor 233 S. Wacker Dr., Suite 2150, Chicago, Illinois 60606	United States	Vice President and Secretary of LV Ventures, Inc. (principal occupation) Manager of Global Investments I, LLC
Todd Sluzas 233 S. Wacker Dr., Suite 2150, Chicago, Illinois 60606	United States	Chief Financial Officer of LV Ventures, Inc. (principal occupation) Manager of Global Investments I, LLC

CUSIP No.	14712T106
EXHIBIT INDEX

Number	Description

1.
Stock Purchase Agreement, dated as of October 14, 2011, by and between LV Ventures, Inc. and Casablanca Mining, Ltd. Incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed on October 10, 2011.

2.
Registration Rights Agreement, dated as of October 14, 2011, by and between LV Ventures, Inc. and Casablanca Mining, Ltd. Incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed on October 10, 2011.

3.	Consulting Agreement, dated as of December 20, 2011, by and between Global Investments II, LLC and USD Energy Corp. (now known as Casablanca Mining, Ltd.).

4.	Stock Purchase Warrant, dated as of December 20, 2011, issued by USD Energy Corp. (now known as Casablanca Mining, Ltd.) to Global Investments II, LLC